Filed pursuant to 424(b)(3)
Registration No. 333-121761

SUPPLEMENT NO. 3
DATED SEPTEMBER 6, 2006
TO THE PROSPECTUS DATED JULY 24, 2006
OF THINK PARTNERSHIP INC.

This Supplement No. 3 supplements certain information contained in our prospectus dated July 24, 2006, and must be read in conjunction with our prospectus.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled “Executive Compensation and Related Information — Employment Agreements”.  You should read this Supplement No. 3 together with our prospectus.

Executive Compensation and Related Information

This section supplements the discussion contained in the prospectus under the heading “Executive Compensation and Related Information” and subheading “Employment Agreements” which begins on page 54 of the prospectus.

Employment Agreements

On September 5, 2006, we entered into an employment agreement with Mr. Jody Brown pursuant to which Mr. Brown will continue to serve as our chief financial officer.  Further, on September 1, 2006, we (i) issued to Mr. Brown options to purchase 50,000 shares of our common stock, at an exercise price of $1.92 per share with the options vesting in one year, and (ii) agreed to issue to Mr. Brown options to purchase an additional 50,000 shares of common stock on each of September 1, 2007 and 2008 which options vest one year from the date of issuance.

The employment agreement provides for (i) a three year term; (ii) base salary equal to $250,000 per annum during the term of the agreement; (iii) an annual cash bonus as determined by our board of directors, (iv) a non-competition and non-solicitation covenant during the term of the employment agreement and for a period of one year thereafter; (vi) other benefits that are generally available to our vice presidents; and (vii) termination of the employment agreement (A) by us for “cause” or the disability of Mr. Brown, (B) automatically upon the death of Mr. Brown, or (C) by Mr. Brown for “good reason”.

The employment agreement defines “cause” to include Mr. Brown’s: (1) repeated gross neglect of or negligence in the performance of his duties, which is not cured within 30 days after written notice thereof; (2) repeated failure or refusal to follow instructions given to him by the board, which is not cured within 30 days after receipt of written notice thereof; (3) repeated violation of any provision of our bylaws, code of ethics or of any other stated policies, standards, or regulations, which is not cured within 30 days after receipt of written notice thereof; (4) conviction or plea bargaining in regard to any criminal offense, other than a misdemeanor not involving moral turpitude or a minor traffic violation; or (5) violation or breach of any material term, covenant or condition contained in the employment agreement, which is not cured within 30 days after receipt of written notice thereof.  In addition, the employment agreement includes in the definition of “cause” the Securities and Exchange Commission issuing an order prohibiting Mr. Brown from acting as an officer of ours. The employment agreement defines “good reason” to include a material breach by us of any of the terms of the employment agreement or our failure to pay any amounts due under the agreement and such breach, or failure to pay, is not cured within 30 days.

Further if the employment term is terminated by Mr. Brown for good reason, or if we terminate the agreement without cause, we shall be obligated to pay Mr. Brown (i) any accrued but unpaid salary, prorated annual cash bonus and prorated vacation, and any other amounts accrued but unpaid as of the date of termination, and (ii) a lump-sum severance payment equal to the unpaid salary that would have been paid to Mr. Brown over the balance of the employment term.